September 30, 2025

Frank Orzechowski
Chief Financial Officer
NextTrip, Inc.
3900 Paseo del Sol
Santa Fe, New Mexico 87507

       Re: NextTrip, Inc.
           Proxy Statement on Schedule 14A
           Filed August 15, 2025
           File No. 001-38015
Dear Frank Orzechowski:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   David Ficksman